SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No.  )*

L-3 Communications Holdings, Inc.
_______________________________________________________
(Name of Issuer)


Common Stock
_______________________________________________________
(Title of Class and Securities)


502424
_________________________________________________________
(CUSIP Number of Class of Securities)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


         (Continued on following page(s))
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CUSIP Number 502424
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS

  Lockheed Martin Corporation      I.D. No. 52-1893632
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                      (a)
                      (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

  Maryland
_____________________________________________________________________________
                 :(5) SOLE VOTING POWER
                 :   (Discretionary Accounts)

NUMBER OF SHARES BENEFICIALLY      :      2,300,000 shares
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(6) SHARED OR NO VOTING POWER
                                    0 (shared)
                                    0 shares (No Vote)
                                   __________________________________________
                                   :(7) SOLE DISPOSITIVE POWER
                                        (Discretionary Accounts)
                                   :       2,300,000 shares
                                   __________________________________________
                                   :(8)  SHARED DISPOSITIVE POWER

                                   : 0 shares (Shared)
                                     0 shares (None)
_____________________________________________________________________________
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Discretionary & Non-discretionary Accounts)
       2,300,000 shares
_____________________________________________________________________________
(10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
       CERTAIN SHARES - - See Items 4(c)(ii) and (iv)
_____________________________________________________________________________
(11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       7.1%
_____________________________________________________________________________
(12)   TYPE OF REPORTING PERSON
       CO
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SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a). Name of Issuer:

           L-3 Communications Holdings, Inc.

Item 1(b). Name of Issuer's Principal Executive Offices:

           600 Third Avenue
           New York, New York        10016

Item 2(a). Name of Person Filing:

           Lockheed Martin Corporation

Item 2(b). Address or Principal Business Office or, if None, Residence:

           6801 Rockledge Drive, Bethesda, Maryland  20817

Item 2(c). Citizenship:

           Maryland

Item 2(d). Title of Class of Securities:

           Common Stock

Item 2(e). CUSIP Number:

           502424

Item 3.     Not applicable.

Item 4.     Ownership

            (a)  Amount Beneficially Owned:

                 2,300,000

            (b)  Percent of Class:

                 7.1%

            (c)  Number of shares as to which such person has:

                 (i)  sole power to vote or to direct the vote:

                      2,300,000

                (ii)  shared power to vote or to direct the vote:

                      None
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                (iii) sole power to dispose or to direct the disposition of:

                      2,300,000

                (iv)  shared power to dispose or to direct the disposition of:

                      None


Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with Lockheed Martin Corporation's beneficial ownership of the common stock of L-3 Communications Holdings, Inc. on this date is true, complete and correct.

Date  2/18/99
      _______


/s/ Marian S. Block
_______________________________________________
   Vice President and Associate General Counsel